

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Edward E. Jacobs, Jr.
Chief Executive Officer
Bioadaptives, Inc.
2620 Regatta Drive
Suite 102
Las Vegas, NV 89128

> **Re: Bioadpatives, Inc.**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 7, 2022**
> **File No. 024-11819**

Dear Edward E. Jacobs:

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

General

1.   Please provide interim financial statements in accordance with paragraphs (b)(3)(B) and(b)(5) in Part F/S of Form 1-A. Please also revise your management's discussion and analysis to discuss your financial condition, changes in financial condition and results of operations for each period for which financial statements are required, including the causes of material changes from period to period in financial statement line items. Refer to Item 303(c) of Regulation S-K.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy

Edward E. Jacobs, Jr.
Bioadaptives, Inc.
October 20, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: J. Stephen Mills, Esq.